Exhibit (6)(t)(xix)

COLLEGE RETIREMENT EQUITIES FUND
(CREF)

730 Third Avenue, New York, NY 10017-3206
Telephone: [800-842-2733]

Endorsement to Your CREF Annuity Certificate

Effective Date: [01-01-20xx]

This endorsement is part of your certificate with CREF. Please read this endorsement and attach it to your certificate.

The following statement is added to the cover page of your certificate:

This certificate is subject to and will be administered to comply with all applicable laws and regulations, including the Employee Retirement Income Security Act (ERISA) and the Internal Revenue Code (IRC).

The following provisions are added to your certificate:

Required Minimum Distributions. Payments made under this contract will not be considered to be required minimum distributions (RMD) under IRC Section 401(a)(9) until you reach RMD age, which occurs in the year you turn age 72 (70 ½, if born before July 1, 1949). Then, depending on the plan or contract funding this contract, payments made to you under this contract may be RMD. If the contract is purchased after you have attained RMD age, annuity payments made during the year of purchase count towards satisfaction of any RMD for the funding account or contract. In years after the year of purchase, this contract separately satisfies its own RMD, if any, under Treasury Regulation section 1.401(a)(9)-6. Each year of annuity payments made to you and after your death, to the second annuitant, if living, will automatically satisfy any RMD for that year. After all annuitants have died, payments to your beneficiary will also satisfy the RMD for this contract, provided that we limit the distribution period in accordance with IRC section 401(a)(9)(H), as added by the 2019 SECURE Act. This may result in payments being made for a period shorter than the remaining guaranteed period, as described below.

The SECURE Act generally requires all payments to individual beneficiaries under this contract to be completed by December 31 of the 10th year following the year of the owner’s death. However, any remaining payments may continue to be made for the life or life expectancy of “eligible designated beneficiaries.” These are the owner’s spouse, a disabled or chronically-ill individual, a minor child of the owner, but only until reaching the age of majority, and anyone else who is not more than 10 years older than the owner. Once a minor child reaches the age of majority, a further 10 year distribution period begins. The second annuitant under this contract, if living, would continue to receive annuity payments for life.

If the second annuitant predeceases the owner, any remaining guaranteed period payments would be made to individual beneficiaries depending on whether they are eligible designated beneficiaries, as described above. If however, payments are made to the second annuitant, any individual beneficiaries would not be eligible designated beneficiaries and would be required to receive any remaining guaranteed period payments by December 31 of the 10th year following the year of the second annuitant’s death.

We reserve the right to pay the commuted value of any remaining guaranteed period payments in a single sum in order to prevent such payments from violating IRC section 401(a)(9) including extending

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beyond, as applicable, the end of a 10-year distribution period or beyond the life expectancy of an eligible designated beneficiary. In lieu of such payment, if required by the Internal Revenue Service (IRS) or permitted and elected by you, we will make a constructive distribution that would permit annuity payments to continue under the terms of this contract. This means that we would report the commuted value of the remaining guaranteed period payments to you and the IRS as income.

Compliance with laws and regulations. CREF will administer your certificate to comply with all laws and regulations pertaining to the terms and conditions of your certificate. You cannot elect any benefit or exercise any right under your certificate if the election of that benefit or exercise of that right is prohibited under an applicable state or federal law or regulation. The choice of income option, issue date, beneficiary, second annuitant (if any), method of payment of the death benefit, and the availability of guaranteed periods, internal transfers, lump-sum or commuted value benefits as set forth in this certificate are subject to the applicable restrictions, distribution requirements, and incidental benefit requirements of the ERISA and the IRC, and any rulings and regulations issued under ERISA and the IRC.

President and Chief Executive Officer

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